SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom presentations for December 5, 2007 Investor Day investor day 2007 Paris, December 5, 2007

This presentation contains forward-looking statements and information on France
Telecom's objectives, notably for 2007 and 2008. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as
France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
Financial information in this presentation is based on international financial reporting standards (IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.
More detailed information on the potential risks that could affect France Telecom's financial results can be found in the the Registration Document and its updates filed with the
Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and
Exchange Commission.
Cautionary Statement

Gervais Pellissier CFO France Telecom Paris, December 5, 2007 investor day 2007 increasing cash flow generation

4 1 2 3 delivering on our guidance 2007: first benefits of business transformation guidance 2008 and beyond: robust outlook key messages delivering on our guidance 1

we are delivering on our commitments
GOM rate
on track to
achieve 2007
upgraded
guidance
CAPEX to sales
ratio
organic cash flow
dividend
M&A
debt to GOM ratio
-1/-2 pts
around 13%
€6.8bn*
40-45%
of org. CF
disciplined
M&A
below 2x by
end of 08
-1.4 pt vs
2005 GOM rate
13%
€6.9bn*
€1.2 or 44%
of org. CF
Neocles, Diwan
Silicomp …
2.27x
end of 06
on
track
upgraded from
“near stabilization”
to ”stabilization”
around 13%
upgraded from
€6.8bn to €7.5bn
40-45%
of organic CF
disciplined
M&A
on track to
reach “below 2x
by end of 08”
1
commitment target  achievement  target  achievement
2006 2007
* excl. Pages Jaunes disposal

7 7
momentum regained after 2005/2006 change
of guidance
+2.4%
2005/2004
+1.2%
2006/2005 9M07/9M06
organic yoy growth rate on a comparable basis* GOM yoy growth rate on a comparable basis*
2005/2004 2006/2005 9M07/9M06
2006: turbulent environment, transformation
ramp up
– France: full unbundling, triple play and VoIP
– UK: aggressive competition
– Spain integration
– enterprise: legacy migration and competition
2007: early benefits from transformation
– stabilized operations on multi-play
(e.g., Livebox)
– inflexion point on broadband in France
– improved situation in Spain and the UK
in % of revenues
+2.5%
+0.6%
-2.6%
+3.0%
2005 2006
~
13.0%
2007e
* comparable perimeter, i.e., excluding PagesJaunes, including Amena (for 2 months only for the 2005/2004 revenue and GOM growth)
1
revenues GOM
highlights CAPEX
13.0%
12.5%

Organic cash flow evolution, € bn
despite deep change experienced in telecom market,
we are maintaining a high level of organic cash flow …
* French GAAP with PagesJaunes (for the year 2004, value is also 7.8)
** IFRS without PagesJaunes and with Amena
2002* 2003* 2004** 2005** 2006** 2007**
target
2008e
change
of guidance
6.8 6.8
7.8
7.5
6.9
7.5
1
6.8

… allowing us to increase shareholders remuneration, while
still doing selective M&A and keeping debt down
net M&A
investment
shareholders
remuneration
debt
reduction
dividend (€/share) and pay-out (in % of organic cash flow)
>2.00x
2.27x
2.48x
2.78x
2.00
continuous increase
of shareholders
remuneration
on track to meet our
guidance of a ratio
below 2 by end of 2008
ongoing disciplined
M&A policy
net debt / GOM ratio
€ bn
2004 2005 2006 2007e
0.48€ 1.00€ 1.20€ 1.20€
15%
35%
44%
45%
40%
2004 2005 2006 2007e
divesture
investment
+4.3
-12.5
+4.6
-1.1
2004-2005 2006-2007e
1

2007: first benefits of business transformation 2

our business is facing fundamental transformation
resulting performance
2
PSTN erosion
(access and traffic)
declining legacy activities
with high margin
multi-play, VoIP, content,
audience, ICT in Enterprise
deployment across new
geographies
new activities with growing
margin

* on an actual basis, excluding equipment sales and Orange Business Services and Enterprise revenues on data
100% =
2004* 9M07
data
and new
services
Internet
access
mobile
(access
and voice)
PSTN
(access
and voice)
€31.8 bn €34.0 bn
uptake of unbundling and "naked DSL"
VoIP substituting for PSTN
mass broadband Internet adoption with
multi-play becoming the norm
continued mobile penetration and 3G
emergence
new breed of multimedia services
on broadband platform
as we are developing new activities, our service mix
is deeply shifting…
2
revenue mix by segment for consumer
business (home, personal)
underlying trends
26%
38%
54%
48%
11%
7%
7%
9%

on a comparable basis, in %
disciplined footprint evolution
(sales of Netherlands, new licenses in
Guinea, Guinea-Bissau, Niger
and Central African Republic)
stronger contribution of emerging
markets to group growth
remaining pockets of penetration
in Western and Eastern Europe
and usage growth
65%
17%
18%
49%
12%
39%
2005/2004 9M07/9M06
Western
Europe
Eastern
Europe
Emerging
markets
… and so is our geographical mix
2
contribution of geographies to revenue
growth (excluding Enterprise)
underlying facts
100% 100%

rejuvenated growth transitioning
new revenue streams still modest
usages booming
dissemination across footprint
cost of acquisition under control
new infrastructure investment,
customer on own network
scale effect
significant transition costs
(e.g., sales, call-center, installation)
resulting performance
new activities
legacy activities
from TOP…
from cost cutting …
… to transformation
… to business process reengineering
shift in revenue mix requires operating model
transformation and excellence in execution…
2
revenue shift
operating
model
transformation
regained focus
on cost
management
1
2
3

PSTN
(access
and traffic)
100
85
115
data and
new services
mobile
Internet access
99
2007e
revenue mix effect,
i.e. 07 mix
applying
04 margin
2004 2007e
with revenue mix,
business transformation
and operational
improvement effect
2007e
with revenue mix
and business
transformation
effect
operational model transformation
regained focus on cost management
…to sustain solid profitability…
2
3
2
evolution of GOM France, indexed to 100 in 2004
-15%
+17%
+16%
revenue shift
1

revenues
GOM margin
2004 2007 mid-term trend
Internet & multiplay
PSTN (access & traffic)
mobile
…and we will continue to anticipate
transformation of our business mix
2
business evolution (2004–2010e)

transforming the operating model accelerates
profitable development of new revenue streams
training sales
SAC in “land grab”
phase
massive service
installation
Livebox reliability
not yet stable
trained sales
cross-selling on
base
regular activity
level
bug resolved and
remote upgrade
6
4
2
end of
2005
end of
2006
end of
Sept 2007
2005 9M2007
million
44%
3Q 06
60%
3Q 07
+16 p.p.
* without ya.com
2
broadband Internet GOM margin evolution number of livebox installed in Europe (end of period)
evolution in the number of livebox returns
LLU customers in % of broadband customers
transition cost
transformed
operating model
-56%

GOM margin rate
0
2005 2004
38.7%
2006
36.8%
9M07
40
38
36
37.3%
35.9%
highlights
on track to achieve our 2007
cost reduction objectives
– reduce labor costs
– decrease IT&N
– master interconnect costs
– stabilize commercial costs
continued efforts onwards
– network sharing agreements
– direct distribution in the UK
and Spain
– balance between acquisition
and retention costs
we will continue to relentlessly improve our operations…
2

… acting upon all core components of cost base
*excl. the impact of the exit from the Bill&Keep system
in % of revenues
2006-08 headcount reduction on track: 64%
achieved in Sept 07
skill renewal/deployment program
SAC/SRC: net additions/cost control trade-off
increased direct distribution
network sharing agreements
IT network reengineering
master our abundance offering
pursue LLU migration
 16
 18
 20
19.9%* 20.2%
20.8%
20.2%
2004 2005 2006 9M07
2
evolution of interconnect and other IT&N costs
highlights
in % of revenues
16.4%
16.6%
17.6%
18.9%
12
14
16
18
20
2004 2005 2006 9M07
evolution of labor costs
in % of revenues
 12
 14
 16
 18
 20
12.5%
13.4%
15.0%
14.5%
2004 2005 2006 9M07
evolution of commercial costs

in % of revenues mid-term trend
continuation in 3G/3G+
programs
continued network
investment in
high-growth
countries
key points
traditional CAPEX
continuing to decline
especially PSTN, 2G
FTTH rollout taking off
beyond 2008
investments in content,
health platforms
11.5%
2004 CB
12.5%
2005
13.0%
2006
~13%
2007e
~13%
mid-term
additional
growth projects***
CAPEX on
growing activities**
traditional CAPEX*
€5.4bn €6.0bn €6.7bn
* eg, PSTN and 2G legacy network and IT in mature countries, real estate
** eg, 3G, Livebox and broadband in mature countries, network in emerging countries
*** eg, FTTH programs, content and new usage platforms
we will maintain CAPEX at around 13% of revenues
to invest in new sources of growth
2
CAPEX evolution

Telefonica
TELECOM
Deutsche Telekom
BT

Telefonica
TELECOM
Deutsche Telekom
BT

in summary, our risk-return profile is first among peers
* ROI is Credit Suisse HOLT CFROI expressed in nominal terms; WACC is Credit Suisse market-derived Discount Rate expressed in nominal terms;
2007 figures based on IBES consensus estimates for EPS
source: Credit Suisse HOLT Value search, November 2007
 4
 5
 6
 7
 8
 9
 10
 11
 12
 13
2004 2005 2006 2007e
%
- 2
- 1
0
 1
 2
 3
 4
 5
 6
2004 2005 2006 2007e
2
ROI* ROI-WACC*
%

guidance 2008 and beyond: robust outlook 3

GOM rate
CAPEX rate
organic
cash flow
guidance 2008 in line with our transformation plan
around 13% of revenues
at least 7.5 € bn
stabilization
group revenues should keep pace with market
growth in the footprint
3

revenues
GOM rate
CAPEX rate
stability in France thanks to Internet and new services
development
decrease in Poland contained thanks to new product lines
related to broadband and content
increase for Rest of the World operations
nearly stabilized in France
expected improvement in Spain and the UK
pressure on profitability linked with commercial
investment in broadband
ramp-up of FTTH program in France as planned
increasing investment in the Rest of the World
to prepare broadband development
home 2008: incumbent business resilient
3

France: slight increase due to new usages in spite
of lower MTR and roaming
continued improvement in Spain and the UK
solid growth in Poland and Rest of the World although
at a slower pace
full year effect of roaming tariff decrease
improvement in Spain and the UK
cost optimization programs to preserve margin
in the Rest of the World
ongoing reduction of investment on 2G network
network sharing agreements
revenues
GOM rate
CAPEX rate
personal 2008: continuation of profitable growth
3

enterprise 2008: connectivity business still faces
large transformation
revenues
GOM rate
CAPEX rate
limited decrease thanks to containment of voice legacy decline strong service revenue growth (1.5 higher than market trend)
active development in high-growth countries
(Russia, Middle East, India, etc.)
margin improvement in services
business mix impact
continuous challenge on international data
stable CAPEX with higher investment in high-growth countries services improving their CAPEX ratio
from 2009 onwards, overall declining CAPEX to revenue ratio
3

mid term ambition
strong increase of new usages (content, services, ...)
mobile voice revenue increase in emerging markets
broadband access will continue to grow
enterprise should reach its inflexion point
improved growth trend
increase mainly due to GOM progression and reduction
of other items (early retirement plan, etc.)
ongoing increase
globally stable
increase of growth CAPEX (FTTH, services platform,
HSUPA, etc.)
lower CAPEX after peak in 3G/3G+ in 2008
decrease of maintenance (PSTN, 2G, etc.)
GOM increase,
within a stable GOM
rate
additional growth mainly coming from mobile
PSTN drop should be compensated by new activities
cost reduction program will be pursued
main business trends
revenues
organic
cash flow
CAPEX
rate
GOM
3

* € 940bn in 2007, €670bn in 2008, €490bn in 2009 and €300bn in 2010
the main items of the cash-flow statement should
improve on the mid term
gross operating margin (GOM)
organic cash flow
increase with a stable GOM rate
ongoing increase
net interest expense cash out*
ongoing debt reduction, average rate around 6%
income taxes cash out between  € 0.8-1.0 bn
early retirement plan cash out in reduction*
employee profit sharing  globally stable
change in WCR
some flexibility to improve WCR
capital expenditures
CAPEX ratio globally stable
proceeds from asset sales
limited
restructuring slight increase to pursue cost base improvement main trends 2008-2010
3

use of cash policy unchanged until
end of NExT 2006-08 plan
debt/GOM ratio below 2
by the end of  2008
distribution between 40%
and 45% of organic cash flow
selective and cautious M&A
with a focus on fast growing
markets
1   half
cash flow
mostly
allocated
to dividend
payment
1.0€
2005
1.2€
2006
>=1.2€
2007-08e
2.25x
June 07
>2x
Dec. 07
=< 2x
Dec. 08e
+4.6 €bn
-1.1 €bn
06-07e divestment 06-07e acquisition
45%
40%
3
net M&A
investment
debt
reduction
shareholders
remuneration
st

M&A: only used in selective cases
3
low penetration rate countries
incumbents with a mobile
license
privatization / “equitization”
process is privileged
differentiation on operating
experience rather than price
reviewing opportunities
in countries with low
penetrations
increase our stake in equity
in some specific cases
targeted acquisitions
for scale effect and better
cost efficiency
complement organic
implementation
of convergence
partnership is favored when
appropriate
reinforce our footprint on emerging markets
strengthen our positions on some specific activities in Western Europe develop our competencies
Africa, Middle East, Asia
and Caribbean
Central and
Eastern Europe
Western Europe

Didier Lombard Chairman & CEO, France Telecom Paris, December 5, 2007 investor day 2007 conclusion

France Telecom-Orange today: a solid performance
momentum and first results comforting our strategy and ability to execute skills and assets that position us distinctively in a changing world
– innovation & anticipation assets
– brand, distribution, customer excellence
distinctive positions on attractive, growing businesses
– resilient growth in our core business markets
– promising new revenues streams
alignment and mobilization around a set of clear priorities
a company with a high return profile in an attractive industry

2008 and beyond: foster growth
our operational
and strategic
objectives are
clear
our financial
objectives will
be delivered
focus on cash generation
sound balance sheet
high shareholder return
thorough execution on 5 operational and strategic
priorities
innovation
customer service
brand
cost efficiency
disciplined M&A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 6, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information